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                                                                   EXHIBIT 15.1



                         CONSENT OF INDEPENDENT AUDITORS



We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Numbers 33-86466, 33-88034, 333-01578, 333-06098,
333-9134, 333-11530, 333-91330 and 333- 109915) pertaining to the Aladdin
Knowledge Systems Ltd. Share Option Plans, of our independent auditors' report dated January 22, 2004 with respect to the Consolidated Financial Statements of Aladdin Knowledge Systems Ltd., included in this Annual Report on Form 20-F/A for the year ended December 31, 2003.











Tel - Aviv, Israel                            /s/ KOST FORER GABBAY and KASIERER
March 16, 2005                                A Member of Ernst & Young Global